May 13, 2009

VIA FAX AND EDGAR

Cicely Lamothe
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549

Re:	International Smart Sourcing, Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed February 26, 2009 and amended March 25, 2009 and
April 20, 2009
File No. 001-14753

Dear Ms. Lamothe:

                  Pursuant to our conversation this afternoon, enclosed please find our responses to the Staff’s letter dated May 12, 2009. Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided the Company’s amended response to the comments immediately thereafter. We also are enclosing revised pages 13 and B-12 from Amendment No. 2, which were revised in response to the Staff’s letter dated May 4, 2009. Finally, we are enclosing revised pages 9, B-10, C-9 and D-3 in response to the comments in the Staff’s letter dated May 12, 2009. Please note that the acknowledgements requested by the SEC at the end of the Staff’s letter were provided to the SEC in a letter from the Company dated April 17, 2009.

Financial Statements

NETW 1 Financial Securities, Inc. (“NETW”)

Consolidation of Variable Interest Entities, page 9

1.

We have read and considered your response to comment three. With respect to the guarantee of Shark Rivers’ mortgage obligation provided by Richard Hunt and William Hunt, explain how you considered these guarantees in identifying the primary beneficiary of Shark Rivers under paragraph 17c of FIN 46R.

We have considered your request for clarification regarding the guarantee of Shark Rivers’ mortgage obligation provided by Richard Hunt and William Hunt and how the Company considered these guarantees in identifying NETW as the primary beneficiary of Shark Rivers in accordance with the provisions of paragraph 17(c) of Fin 46R.

As previously described, Shark Rivers owns real estate for which there is an outstanding mortgage obligation of $790,000. The mortgage is guaranteed (explicit agreement) by Richard and William Hunt and NETW pays annual rent to Shark Rivers in the amount of $60,000 to cover its cost of operations and thereby absorbs its expected losses (paragraph 17(c) of Fin 46R).

Securities and Exchange Commission
May 13, 2009

In identifying the primary beneficiary of Shark Rivers, we considered the guidance under paragraph 17(c) of Fin 46R and also the guidance under FSP Fin 46(R)-5. This FSP addresses whether a reporting enterprise (NETW) should consider whether it holds an implicit variable interest in a variable interest entity (“VIE”) or potential VIE when certain conditions may exist.

The identification of variable interests (implicit and explicit) may affect (a) the determination as to whether the potential VIE should be considered a VIE, (b) the calculation of expected losses and residual returns, and (c) the determination as to which party is the primary beneficiary of the VIE.

The FASB staff believes the reporting enterprise should consider whether it holds an implicit variable interest in the VIE or potential VIE. The determination of whether an implicit variable interest exists should be based on whether the reporting enterprise may absorb variability of the VIE or potential VIE.

In comparison to the example presented in FSP Fin 46(R)-5 - A Manufacturing Company, Richard and William Hunt are the controlling shareholders of NETW and controlling members of Shark Rivers, which has been determined to be a VIE. Richard and William Hunt provide a guarantee of Shark Rivers debt as required by the lender. Shark Rivers owns no assets other than the property being leased to NETW. The lease, with market terms, contains no explicit guarantees of the residual value of the real estate or purchase options and is therefore not considered a variable interest under paragraph B24 of Interpretation 46(R). The lease meets the classification requirements for an operating lease and is the only contractual relationship between NETW and Shark Rivers.

Based on the guidance in this FSP, NETW should consider whether it holds an implicit variable interest in Shark Rivers.

Although the lease agreement itself does not contain a contractual guarantee, NETW has determined that it does have an implicit variable interest in Shark Rivers as a result of the leasing arrangement and the relationship between it and the members of Shark Rivers.

Richard and William Hunt provide the explicit guarantees with respect to the mortgage holder. However NETW is expected to make the necessary funds available to Shark Rivers to prevent the owner’s guarantee of Shark Rivers’ debt from being called on. As described above, this supports the position that NETW is effectively guaranteeing all or a portion of the owner’s investment and therefore, the implicit variable interest exists. Based on these circumstances NETW is considered the primary beneficiary of this VIE and therefore the operations of Shark Rivers are required to be consolidated by NETW.

Pro Forma Condensed Combined Financial Statements, page D-1

2.

We have read and considered your response to comment 4. We note your analysis in concluding that Advisors and Assurance will still qualify as VIEs. While we understand that post-merger the agreements with “Advisors” and “Assurance” is not exclusive and NETW is in a position to negotiate with third parties if available, please clarify what activities will be taken by Advisors and Assurance to create a revenue stream separate from NETW. Otherwise clarify how you determined that cash flows from NETW would not be integral to financing the operations of these variable interest entities post-merger.

Securities and Exchange Commission
May 13, 2009

We have considered your request for clarification with respect to the activities that will be taken by Advisors and Assurance to create a revenue stream separate from NETW and to clarify how the Company determined that the cash flows from NETW would not be integral to financing the operations of these VIE’s.

Subsequent to the merger, it is the intention of Richard and William Hunt to expand the revenue generating activities by developing new business relationships and alliances with other broker dealers, financial institutions and other insurance agencies to sell insurance and other related products. This new focus will help to develop additional revenue streams for Advisors and Assurance in the future.

In addition, until Richard and William Hunt further develop and expand the business of Advisors and Assurance, Richard Hunt and William Hunt will solely be responsible for providing the financial support to the VIE’s and for absorbing their expected losses (through the assets of the VIE’s and through the personal assets of Richard and William Hunt). The VIE’s will not receive any financial support from NETW, either explicitly or implicitly and will not absorb any of the expected losses of the VIE’s post merger.

Based on this information it has been determined that Richard and William Hunt will be the primary beneficiaries of the VIE’s post merger, and therefore, NETW will not be required to consolidate the operations of the VIE’s post merger.

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ Kristin J. Angelino

Kristin J. Angelino, Esq.

cc: David R. E. Hale

     NETW has entered into the following separate agreements with each of the VIE’s that define the relationship with NETW post-merger:

1.	The agreement with Network 1 Financial Assurance, Inc. provides for the reimbursement of certain overhead expenses and the sharing of commissions generated by variable annuity sales referred or placed by NETW. This agreement is not exclusive and NETW is in a position to obtain more favorable terms from third parties should they become available.

2.	The agreement with Network 1 Financial Advisors, Inc. provides for the reimbursement of certain overhead expenses and the payment of investment advisory fees to NETW stemming from accounts referred by registered representatives of NETW to Network 1 Financial Advisors, Inc. This agreement is not exclusive and NETW is in a position to obtain more favorable terms from third parties should they become available.

3.	The agreement with National Financial Services Group, Inc. calls for the transfer of the operating lease of the office space currently occupied by NETW to Network 1 Financial Group, Inc. once this transaction is completed.

4.	The agreement with Shark River Investors LLC calls for the cancellation of a month-to-month lease arrangement and the termination of the agreement once the transaction between ISSI and NETW is completed and therefore terminating any further relationship with NETW.

Richard and William Hunt (primary shareholders) provide the explicit guarantees with respect to the mortgage holder. However NETW is expected to make the necessary funds available to Shark Rivers to prevent the owner’s guarantee of Shark Rivers debt from being called on. As such NETW is effectively guaranteeing all or a portion of the owner’s of Shark Rivers investment and therefore, the implicit variable interest exists. Based on these circumstances NETW is considered the primary beneficiary of this VIE and therefore the operations of Shark Rivers are required to be consolidated by NETW prior to the merger.

5.	The agreement with Network 1 Financial Advisors, Inc. (“Advisors”), Network 1 Financial Assurance, Inc. (“Assurance”) and NETW is an agreement to abstain from certain voting rights to prohibit the current principals of NETW (as continuing post-Reverse Merger) from voting on certain matters. This will prohibit the current principals of NETW (should they elect to continue as executives post-Reverse Merger) from voting on matters related to fee arrangements for any ongoing activities with Advisors and Assurance.

Subsequent to the merger, it is the intention of Richard and William Hunt to expand the revenue generating activities by developing new business relationships and alliances with other broker dealers, financial institutions and other insurance agencies to sell insurance and other related products. This new focus will help to develop additional revenue streams for Advisors and Assurance in the future.

In addition, until Richard and William Hunt further develop and expand the business of Advisors and Assurance, Richard Hunt and William Hunt will solely be responsible for providing the financial support to the VIE’s and for absorbing their expected losses (through the assets of the VIE’s and through the personal assets of Richard and William Hunt). The VIE’s will not receive any financial support from NETW, either explicitly or implicitly and will not absorb any of the expected losses of the VIE’s post merger.

Based on this information it has been determined that Richard and William Hunt will be the primary beneficiaries of the VIE’s post merger, and therefore, NETW will not be required to consolidate the operations of the VIE’s post merger.

Dilution

     The following table illustrates the effect on net tangible book value per common share of ISSI as of December 31, 2008 of the Reverse Merger with NETW as if the transaction occurred on that date. This calculation is predicated on the pro forma condensed combined balance sheet as of December 31, 2008 included on page D-2 of Appendix D. As of that date, our pro forma tangible book value was $1,101,730, or $0.10 per common share. The effect of the Reverse Merger, which results in the issuance of 22 million additional common shares in exchange for 100% of the common shares of NETW, representing the acquisition of $572,537 in net tangible book value of NETW or $0.03 net tangible book value per common share, is a decrease to the current shareholders of ISSI of $0.05 per common share to from $0.10 per common share to $0.05 per share.

Net tangible pro forma book value per common share of ISSI before Reverse Merger	$ 0.10

Net tangible pro forma book value per common share of ISSI after Reverse Merger	0.05

Dilution per common share to pre Reverse Merger shareholders attributable to issuance of 22 million share in Reverse Merger with NETW	$ (0.05)

9

SUMMARY COMPENSATION TABLE FOR 2008 AND 2007

							Change in
							Pension Value
							and Non-
						Non-	qualified
						Equity	Deferred
				Stock	Options	Incentive Plan	Compensation	All Other
Name and Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Damon Testaverde	2008	112,517	-	-	-	-	-	-	112,517
Managing Director	2007	444,552	-	-	-	-	-	-	444,552

William R. Hunt	2008	111,036	-	-	-	-	-	-	111,036
President	2007	131,527	-	-	-	-	-	-	131,527

Richard W. Hunt	2008	111,466	-	-	-	-	-	-	111,466
CEO	2007	131,527	-	-	-	-	-	-	131,527

NETW does not have employment agreements with any of its employees. The salary for Messrs. William and Richard Hunt consists of a base salary plus commissions, which commissions have been waived by each of Messrs. William and Richard Hunt beginning as of December 2007. The base salary for Messrs. William and Richart Hunt was determined by looking at comparable salaries for individuals holding similar titles at other brokerage firms of similar size. The commission portion allows them to increase their salary based on actual production, which NETW’s management believes is standard in the industry. Mr. Testaverde’s salary is commission-based, which accounts for the significant difference in Mr. Testaverde’s salary between fiscal year 2008 and 2007.

Compensation of NETW’s Directors

None of NETW’s directors received compensation for their services as director during the years ended December 31, 2008 and 2007.

Security Ownership of Certain Beneficial Owners and Management

Current Ownership of ISSI

     The following table sets forth information regarding the number of shares of ISSI Common Stock beneficially owned on the Record Date by each person or “group” (as that term is defined in Section 13(d)(3) of the Exchange Act) (i) who is known by ISSI to beneficially own 5% or more of ISSI Common Stock, (ii) each of the directors and executive officers of ISSI and (iii) all of the directors and executive officers as a group. Except as otherwise indicated, we believe, based on information furnished by such persons, that each person listed below has sole voting and investment power over the shares of common stock shown as beneficially owned, subject to community property laws, where applicable. Beneficial ownership is determined under the rules of the SEC and includes any shares which the person has the right to acquire within 60 days after the Record Date through the exercise of any stock option, warrant or other right.

		Amount and Nature
		of	Percentage
Name of Beneficial Owners	Status	Beneficial Ownership	of Class(1)
Horace T. Ardinger, Jr.	5% holder	10,643,145(2)	66.73%
Jay Gottlieb	5% holder	685,000(3)	6.24%
Richard A. Peters	Director and	100,000(4)	*
	Secretary
Michael Rakusin	Director and Chief	100,000(5)	*
	Financial Officer
David R. E. Hale	Chairman and	100,500(6)	*
	President
Officers and directors as a group (3 persons)		300,500(7)	2.67%

13

NETWORK I FINANCIAL SECURITIES, INC.

NOTES TO UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - Summary of Significant Accounting Policies, continued

Consolidation of Variable Interest Entities
In January 2003, and revised in December 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” Prior to the issuance of this interpretation, a company generally included another entity in its condensed consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity’s activities, entitled to receive a majority of the entity’s residual returns, the purpose of the entity is for the benefit of the reporting entity, or if the entity is substantially financed by the reporting entity. For these purposes, variable interests held by related parties should be consolidated with the reporting entity.

The accompanying unaudited condensed consolidated financial statements for 2008 and 2007 include the following variable interest entities in accordance with the provisions of FIN 46 and FSP FIN 46(R)-5: Network 1 Financial Advisors, Inc., Network 1 Financial Assurance, Inc, National Financial Services Group, Inc. and Shark Rivers Investors., LLC.

Network 1 Financial Advisors, Inc. provides advisory services and the in-house management of client accounts.

Network 1 Financial Assurance, Inc. acts as an agent providing life and health insurance products for certain clients on behalf of the Company.

National Financial Services Group, Inc. enters into leases and to function as the guarantor for any leases or investments on behalf of the Company.

Shark Rivers Investors, LLC is a real estate investment company that owns and operates two building facilities in New Jersey.

Revenue Recognition
Customer security transactions and the related commission income and expense are recorded as of the trade date. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Customers who are financing their transaction on margin are charged interest. The Company’s margin requirements are in accordance with the terms and conditions mandated by its clearing firm. The interest is billed on the average daily balance of the margin account.

B - 10

NETWORK I FINANCIAL SECURITIES, INC.

NOTES TO UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - Summary of Significant Accounting Policies, continued

Income Taxes, continued
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of Fin 48 effective July 1, 2007, the adoption of the provisions of FIN 48 did not have a material impact on the Company's condensed consolidated financial position and results of operations. As of December 31, 2008, no liability for unrecognized tax benefits was required to be recorded.

Adoption of Accounting Pronouncement
Effective July 1, 2008, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), for assets and liabilities measured at fair value on a recurring basis. The adoption of SFAS 157 had no effect on the Company’s financial statements at December 31, 2008. SFAS 157 accomplishes the following key objectives:

  Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

  Establishes a three-level hierarchy (the “Valuation Hierarchy”) for fair value measurements;

  Requires consideration of the Company’s creditworthiness when valuing liabilities; and

  Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company’s financial assets within it are as follows:

  Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accrued expenses and other liabilities. The Company’s marketable securities have been determined to be a Level 1 valuation.

Such marketable securities held by the Company are included in the Condensed Consolidated Balance Sheet, as a component of “Due from clearing organization, Securities held for resale and Securities sold but not yet purchased.” The fair value of these marketable securities is determined based on the price of such securities that trade in a readily determinable market.

     The following is a summary of the fair value of financial instruments, as of December 31, 2008:

		Securities	Securities
	Due from	Held for	Sold But Not
	Clearing	Resale,	Yet Purchased,
	Organization	At Market	At Market
Marketable securities	$393,281	$8,255	$2,688
Cash	359,637	-	-
	$752,918	$8,255	$2,688

The following is a summary of the Company’s financial assets and liabilities that are accounted for at fair value as of December 31, 2008 by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets:
Financial instruments owned:
Marketable securities	$401,536	$-	$-	$401,536
Cash	359,637	-	-	359,637

Total financial instruments owned	$761,173	$-	$-	$761,173

Liabilities:
Financial instruments sold, not yet
purchased	$2,688	$-	$-	$2,688
Total financial instruments sold, not yet purchased	$2,688	$-	$-	$2,688

In February 2008, the FASB issued Staff Position 157-2 (“FSP 157-2”). FSP 157-2 permits delayed adoption of SFAS 157 for certain non-financial assets and liabilities, which are not recognized at fair value on a recurring basis, until fiscal years and interim periods beginning after November 15, 2008. As permitted by FSP 157-2, the company has elected to delay the adoption of SFAS 157 for qualifying non-financial assets and liabilities, such as property and equipment. The effect upon adoption of SFAS 157-2 on applicable non-financial assets and liabilities is not expected to be material.

NOTE 3 - Liquidity

During the six months ended December 31, 2008 and 2007, the Company incurred net losses of approximately $234,000 and approximately $161,000, respectively. The Company has historically satisfied its capital needs with cash generated from operations. On July 29, 2008, the Company entered into a letter of intent with International Smart Sourcing, Inc. (“ISS”), pursuant to which the Company would exchange one hundred percent (100%) of the issued and outstanding capital stock, resulting in the Company becoming a wholly owned subsidiary of ISS, in exchange for twenty-two million (22,000,000) shares of ISS’ common stock. If the reverse acquisition with ISS is consummated, the Company’s capital requirements to fund its business would change and the Company would also be responsible for the outstanding commitments and contingencies of ISS. There can be no assurance that the Company will be successful in meeting these requirements.

However, the Company believes that it will have sufficient funds to maintain its current level of business activities, including those of ISS, during fiscal year 2009. If market conditions should weaken, the Company would need to consider curtailing certain of its business activities, reducing its fixed overhead costs and/or seek additional sources of financing.

B - 12

NETWORK I FINANCIAL SECURITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - Organization

Network 1 Financial Securities, Inc. (the “Company") was organized as a Texas corporation on March 15, 1983 and is registered as a broker-dealer with the Securities and Exchange Commission (SEC), the State of Texas and various other states. The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The accompanying consolidated financial statements for 2008 and 2007 consolidate, the following variable interest entities: Network 1 Financial Advisors, Inc, Network 1 Financial Assurance, Inc., National Financial Services Group, Inc. and Shark Rivers Investors, LLC (See Note 2).

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation of Variable Interest Entities
In January 2003, and revised in December 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” Prior to the issuance of this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity’s activities, entitled to receive a majority of the entity’s residual returns, the purpose of the entity is for the benefit of the reporting entity, or if the entity is substantially financed by the reporting entity. For these purposes, variable interests held by related parties should be consolidated with the reporting entity.

The accompanying consolidated financial statements for 2008 and 2007 include the following variable interest entities in accordance with the provisions of FIN 46 and FSP FIN 46(R)-5: Network 1 Financial Advisors, Inc., Network 1 Financial Assurance, Inc, National Financial Services Group, Inc. and Shark Rivers Investors., LLC.

Network 1 Financial Advisors, Inc. provides advisory services and the in-house management of client accounts.

C - 9

NOTES TO UNAUDITED CONDENSED COMBINED PRO FORMA
BALANCE SHEET

(a)	Derived from the unaudited balance sheet of Network 1 as of December 31, 2008, which included the consolidation of certain variable interest entities pursuant to Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, “Consolidation of Variable Interest Entities”. Since these entities will not be included in the merger transaction in accordance with the Stock Purchase Agreement, the consolidated balance sheet of Network 1 has been adjusted to eliminate these entities in the pro forma balance sheet.

(b)	Derived from the audited balance sheet of ISSI as of December 31, 2008 included in its Form 10K filed with the US Securities and Exchange Commission.

(c)	Reflects the recapitalization of Network 1 pursuant to the proposed merger. It is assumed that 100% of the common shares of Network 1 will be exchanged for 22,000,000 shares of common stock of ISSI.

(d)	Reflects the elimination of ISSI assets and liabilities which will not be included in the merger transaction.

(e)	Represents the Par Value of ISSI common shares issued in the merger transaction.

(f)	Elimination of Variable Interest Entities included in the unaudited consolidated financial position in the accompanying consolidated financial statements of Network 1 Financial Securities Inc. for the year ended December 31, 2008, which are not part of the proposed Stock Purchase Agreement.

1.	The agreement with Network 1 Financial Assurance, Inc. provides for the reimbursement of certain overhead expenses and the sharing of commissions generated by variable annuity sales referred or placed by NETW. This agreement is not exclusive and NETW is in a position to obtain more favorable terms from third parties should they become available.

2.	The agreement with Network 1 Financial Advisors, Inc. provides for the reimbursement of certain overhead expenses and the payment of investment advisory fees to NETW stemming from accounts referred by registered representatives of NETW to Network 1 Financial Advisors, Inc. This agreement is not exclusive and NETW is in a position to obtain more favorable terms from third parties should they become available.

3.	The agreement with National Financial Services Group, Inc. calls for the transfer of the operating lease of the office space currently occupied by NETW to Network 1 Financial Group, Inc. once this transaction is completed.

4.	The agreement with Shark River Investors LLC calls for the cancellation of a month-to-month lease arrangement and the termination of the agreement once the transaction between ISSI and NETW is completed and therefore terminating any further relationship with NETW.

5.	The agreement with Network 1 Financial Advisors, Inc. (“Advisors”), Network 1 Financial Assurance, Inc. (“Assurance”) and NETW is an agreement to abstain from certain voting rights to prohibit the current principals of NETW (as continuing post-Reverse Merger) from voting on certain matters. This will prohibit the current principals of NETW (should they elect to continue as executives post-Reverse Merger) from voting on matters related to fee arrangements for any ongoing activities with Advisors and Assurance.

Subsequent to the merger, it is the intention of Richard and William Hunt to expand the revenue generating activities by developing new business relationships and alliances with other broker dealers, financial institutions and other insurance agencies to sell insurance and other related products. This new focus will help to develop additional revenue streams for Advisors and Assurance in the future.

In addition, until Richard and William Hunt further develop and expand the business of Advisors and Assurance, Richard Hunt and William Hunt will solely be responsible for providing the financial support to the VIE’s and for absorbing their expected losses (through the assets of the VIE’s and through the personal assets of Richard and William Hunt). The VIE’s will not receive any financial support from NETW, either explicitly or implicitly and will not absorb any of the expected losses of the VIE’s post merger.

Based on this information it has been determined that Richard and William Hunt will be the primary beneficiaries of the VIE’s post merger, and therefore, the NETW will not be required to consolidate the operations of the VIE’s post merger.

(g)	Estimated professional fees to be incurred associated with the proposed reverse merger.

D - 3